Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
[redacted] 8232 8341

06013440

10 May 2006

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

SUPPL

MACQUARIE
BANK

Dear Sir/Madam

Macquarie Bank Limited (File Number 82-34740) documents for lodgement

Please find relevant documents for Macquarie Bank Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

Dennis Leong
Company Secretary

dlw 5/18

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

MACQUARIE
BANK

10 May 2006

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

Macquarie Bank Limited - Issued Ordinary Capital and Options Update

Since the last notification to the ASX of the position at 31 March 2006, there has been no change in the number of fully paid ordinary shares of Macquarie Bank Limited on issue.

Thus, as at 30 April 2006 the number of issued fully paid ordinary $1.00 shares was 232,440,369.

During the period 1 April 2006 to 30 April 2006 (inclusive), the following new options have been issued:

- 91,900 options exercisable at $68.01 each and expiring on 10 April 2011 (MBL0330);
- 43,000 options exercisable at $68.83 each and expiring on 24 April 2011 (MBL0331); and
- 7,500 options exercisable at $32.75 each and expiring on 1 July 2009 (MBL0332).

During the period 1 April 2006 to 30 April 2006 (inclusive), the following options have lapsed unexercised:

- 7,668 options exercisable at $28.74 each and expiring on 28 August 2008 (MBL0202);
- 274 options exercisable at $24.85 each and expiring on 22 December 2008 (MBL0246);
- 1,500 options exercisable at $32.75 each and expiring on 9 August 2009 (MBL0268);
- 10,400 options exercisable at $32.26 each and expiring on 23 August 2009 (MBL0269);

- 5,000 options exercisable at $36.99 each and expiring on 8 October 2009 (MBL0273);
- 9,817 options exercisable at $47.82 each and expiring on 8 April 2010 (MBL0294);
- 12,500 options exercisable at $60.41 each and expiring on 8 July 2010 (MBL0303);
- 7,490 options exercisable at $63.34 each and expiring on 1 August 2010 (MBL0305);
- 5,000 options exercisable at $65.72 each and expiring on 8 September 2010 (MBL0309); and
- 11,000 options exercisable at $70.47 each and expiring on 23 January 2011 (MBL0324).

The number of options on issue at 30 April 2006 was 31,306,785 all exercisable into one share per option.

Yours faithfully

Dennis Leong
Company Secretary

Listing of Macquarie Bank Limited Options

As at 30 April 2006

MBL Code	Number	Exercise Price	Expiry Date
MBL0020	3,000	$27.53	06/06/2006
MBL0023	418	$28.19	24/07/2006
MBL0029	920,521	$34.71	02/08/2006
MBL0033	5,000	$29.50	09/08/2006
MBL0037	1,668	$34.71	28/08/2006
MBL0040	244,504	$34.71	31/08/2006
MBL0041	3,000	$34.82	03/09/2006
MBL0042	3,800	$27.60	04/09/2006
MBL0046	15,307	$28.19	20/09/2006
MBL0047	4,168	$32.20	21/09/2006
MBL0048	4,168	$36.66	24/09/2006
MBL0050	4,168	$35.95	26/09/2006
MBL0051	2,000	$33.01	27/09/2006
MBL0052	11,668	$34.71	28/09/2006
MBL0053	1,668	$35.93	01/10/2006
MBL0056	1,668	$29.72	08/10/2006
MBL0057	1,668	$37.52	09/10/2006
MBL0058	3,334	$36.68	12/10/2006
MBL0061	12,500	$37.75	29/10/2006
MBL0062	4,168	$37.05	30/10/2006
MBL0066	1,668	$36.85	13/11/2006
MBL0067	5,000	$36.86	14/11/2006
MBL0070	31,909	$37.58	22/11/2006
MBL0071	4,168	$36.84	26/11/2006
MBL0072	1,668	$36.05	03/12/2006
MBL0074	1,168	$36.36	10/12/2006
MBL0075	3,300	$37.55	20/12/2006
MBL0077	5,000	$37.47	04/02/2007
MBL0078	1,668	$36.08	12/03/2007
MBL0079	12,500	$36.54	13/03/2007
MBL0080	4,836	$36.34	14/03/2007
MBL0083	5,000	$36.85	19/03/2007
MBL0086	1,668	$36.85	22/03/2007
MBL0087	3,500	$36.67	25/03/2007
MBL0088	1,668	$36.68	26/03/2007
MBL0094	4,168	$34.82	03/04/2007
MBL0095	4,168	$35.99	04/04/2007
MBL0096	5,000	$35.22	05/04/2007
MBL0097	1,668	$35.59	08/04/2007
MBL0098	1,668	$37.35	09/04/2007

Listing of Macquarie Bank Limited Options

As at 30 April 2006

MBL Code	Number	Exercise Price	Expiry Date
MBL0099	5,000	$36.67	10/04/2007
MBL0101	3,334	$36.95	18/04/2007
MBL0102	5,000	$33.16	23/05/2007
MBL0103	1,668	$35.31	24/05/2007
MBL0105	1,668	$32.76	28/05/2007
MBL0106	1,668	$33.12	29/05/2007
MBL0107	15,002	$33.54	04/07/2007
MBL0108	1,668	$33.45	05/07/2007
MBL0109	8,500	$33.05	08/07/2007
MBL0111	1,668	$36.00	10/07/2007
MBL0115	1,668	$33.19	19/07/2007
MBL0117	1,668	$32.47	23/07/2007
MBL0118	2,775,941	$30.51	01/08/2007
MBL0119	1,668	$33.45	23/08/2007
MBL0120	5,000	$31.54	26/08/2007
MBL0121	1,668	$32.77	27/08/2007
MBL0122	1,668	$33.06	28/08/2007
MBL0124	384,281	$30.51	30/08/2007
MBL0125	1,700	$31.49	02/09/2007
MBL0128	5,000	$31.28	05/09/2007
MBL0129	10,001	$30.51	06/09/2007
MBL0131	100,582	$30.51	11/10/2007
MBL0132	1,668	$33.20	14/10/2007
MBL0133	13,334	$26.45	15/10/2007
MBL0135	1,668	$31.28	21/10/2007
MBL0136	1,668	$25.04	24/10/2007
MBL0138	5,000	$24.48	28/10/2007
MBL0140	7,035	$30.51	20/11/2007
MBL0142	194,889	$30.51	24/12/2007
MBL0143	4,168	$27.18	27/12/2007
MBL0144	16,668	$31.54	30/12/2007
MBL0146	5,000	$26.45	02/01/2008
MBL0147	12,500	$31.56	03/01/2008
MBL0149	4,168	$21.66	03/02/2008
MBL0151	1,668	$23.48	24/01/2008
MBL0152	3,334	$20.57	06/02/2008
MBL0153	1,668	$20.44	10/02/2008
MBL0155	1,668	$23.03	12/02/2008
MBL0156	3,334	$20.50	13/02/2008
MBL0158	1,668	$22.76	19/02/2008
MBL0161	3,334	$23.82	05/03/2008

Listing of Macquarie Bank Limited Options

As at 30 April 2006

MBL Code	Number	Exercise Price	Expiry Date
MBL0162	2,000	$22.22	06/03/2008
MBL0163	3,334	$25.23	07/03/2008
MBL0166	5,000	$21.23	13/03/2008
MBL0167	32,500	$25.82	14/03/2008
MBL0169	8,334	$25.23	24/03/2008
MBL0170	10,834	$25.15	01/04/2008
MBL0171	8,334	$25.68	02/04/2008
MBL0173	3,334	$25.94	23/04/2008
MBL0174	8,334	$24.20	24/04/2008
MBL0176	12,500	$24.67	06/05/2008
MBL0177	3,334	$24.85	07/05/2008
MBL0178	3,334	$24.40	08/05/2008
MBL0179	3,334	$24.71	08/05/2008
MBL0181	8,334	$25.92	13/05/2008
MBL0182	25,917	$24.58	22/05/2008
MBL0183	3,334	$24.22	23/05/2008
MBL0184	3,334	$24.25	26/05/2008
MBL0185	5,000	$21.12	28/05/2008
MBL0187	3,334	$24.98	14/07/2008
MBL0188	3,334	$24.98	16/07/2008
MBL0189	8,334	$24.93	17/07/2008
MBL0190	5,000	$24.49	27/07/2008
MBL0191	3,334	$25.00	28/07/2008
MBL0192	3,334	$26.05	31/07/2008
MBL0193	8,334	$26.51	01/08/2008
MBL0194	5,000	$26.21	04/08/2008
MBL0195	4,168	$24.42	19/08/2008
MBL0196	3,334	$28.99	20/08/2008
MBL0200	5,000	$29.00	26/08/2008
MBL0201	8,334	$28.41	02/09/2008
MBL0202	4,822,664	$28.74	28/08/2008
MBL0203	3,334	$29.46	16/09/2008
MBL0204	3,334	$29.46	15/09/2008
MBL0205	1,668	$24.17	17/09/2008
MBL0206	12,500	$28.74	26/09/2008
MBL0207	586,443	$28.74	24/09/2008
MBL0208	9,250	$24.54	22/09/2008
MBL0209	33,411	$28.74	01/10/2008
MBL0212	5,000	$29.46	02/10/2008
MBL0214	3,334	$29.11	09/10/2008
MBL0215	8,334	$28.64	13/10/2008

Listing of Macquarie Bank Limited Options

As at 30 April 2006

MBL Code	Number	Exercise Price	Expiry Date
MBL0216	21,667	$30.26	12/10/2008
MBL0217	12,500	$24.28	20/10/2008
MBL0218	3,334	$32.82	21/10/2008
MBL0219	3,334	$31.39	22/10/2008
MBL0220	5,000	$29.91	23/10/2008
MBL0221	5,000	$22.22	24/10/2008
MBL0222	25,000	$28.74	30/10/2008
MBL0223	3,334	$29.78	03/11/2008
MBL0224	12,500	$29.72	04/11/2008
MBL0225	5,000	$31.18	31/10/2008
MBL0226	5,000	$34.49	06/11/2008
MBL0227	3,334	$26.84	01/09/2008
MBL0228	12,500	$29.00	05/11/2008
MBL0229	8,334	$34.49	09/11/2008
MBL0231	3,334	$31.74	07/11/2008
MBL0233	12,500	$34.44	14/11/2008
MBL0234	8,334	$34.72	17/11/2008
MBL0235	5,000	$33.99	21/11/2008
MBL0236	12,500	$31.31	20/11/2008
MBL0237	5,000	$34.40	18/11/2008
MBL0238	1,668	$24.53	03/12/2008
MBL0241	1,668	$21.66	11/12/2008
MBL0242	2,000	$28.74	16/12/2008
MBL0243	3,334	$34.60	12/12/2008
MBL0245	4,300	$28.74	23/12/2008
MBL0246	4,446	$24.85	22/12/2008
MBL0247	12,500	$34.78	08/01/2009
MBL0248	12,500	$34.78	08/01/2009
MBL0249	8,334	$33.95	22/01/2009
MBL0250	8,334	$28.96	02/02/2009
MBL0251	2,900	$30.51	01/08/2007
MBL0252	10,000	$33.45	09/02/2009
MBL0253	10,000	$33.45	09/02/2009
MBL0254	20,834	$33.45	09/02/2009
MBL0255	5,000	$32.48	09/02/2009
MBL0256	33,334	$33.76	08/03/2009
MBL0257	17,500	$34.67	22/03/2009
MBL0258	3,400	$24.62	08/03/2009
MBL0259	3,334	$24.58	09/03/2009
MBL0260	52,500	$36.71	08/04/2009
MBL0261	27,500	$35.54	22/04/2009

Listing of Macquarie Bank Limited Options

As at 30 April 2006

MBL Code	Number	Exercise Price	Expiry Date
MBL0262	35,000	$34.66	10/05/2009
MBL0263	67,500	$33.00	24/05/2009
MBL0264	17,500	$33.84	08/06/2009
MBL0265	32,500	$34.27	22/06/2009
MBL0266	52,500	$33.58	08/07/2009
MBL0267	1,724,300	$33.11	22/07/2009
MBL0268	3,085,346	$32.75	09/08/2009
MBL0269	2,366,934	$32.26	23/08/2009
MBL0270	5,000	$30.67	23/08/2009
MBL0271	733,086	$34.60	08/09/2009
MBL0272	213,000	$35.28	22/09/2009
MBL0273	194,750	$36.99	08/10/2009
MBL0274	102,800	$39.64	22/10/2009
MBL0275	78,350	$40.81	08/11/2009
MBL0276	94,200	$32.75	08/11/2009
MBL0277	25,000	$33.11	08/11/2009
MBL0278	53,150	$41.72	22/11/2009
MBL0279	127,600	$32.75	22/11/2009
MBL0280	68,400	$44.88	08/12/2009
MBL0281	7,000	$34.60	08/12/2009
MBL0282	20,000	$32.75	08/12/2009
MBL0283	40,000	$45.15	22/12/2009
MBL0284	27,500	$46.97	10/01/2010
MBL0285	22,500	$47.28	10/01/2010
MBL0286	27,500	$48.68	24/01/2010
MBL0287	4,000	$48.61	24/01/2010
MBL0288	60,000	$49.31	08/02/2010
MBL0289	27,500	$49.47	08/02/2010
MBL0290	5,000	$46.97	10/01/2010
MBL0291	82,500	$49.16	22/02/2010
MBL0292	45,000	$49.51	08/03/2010
MBL0293	35,000	$49.57	22/03/2010
MBL0294	85,183	$47.82	08/04/2010
MBL0295	85,000	$45.14	22/04/2010
MBL0296	32,500	$49.31	08/04/2010
MBL0297	40,000	$45.89	09/05/2010
MBL0298	37,500	$49.18	23/05/2010
MBL0299	12,500	$47.82	23/05/2010
MBL0300	62,500	$54.24	08/06/2010
MBL0301	35,000	$58.02	22/06/2010
MBL0302	12,500	$49.18	22/06/2010

Listing of Macquarie Bank Limited Options

As at 30 April 2006

MBL Code	Number	Exercise Price	Expiry Date
MBL0303	88,000	$60.41	08/07/2010
MBL0304	37,500	$63.42	22/07/2010
MBL0305	8,990,868	$63.34	01/08/2010
MBL0306	32,500	$62.13	08/08/2010
MBL0307	40,680	$63.34	08/08/2010
MBL0308	77,500	$63.33	22/08/2010
MBL0309	115,000	$65.72	08/09/2010
MBL0310	10,060	$63.34	08/09/2010
MBL0311	12,500	$32.26	10/01/2010
MBL0312	5,000	$35.28	22/09/2009
MBL0313	35,500	$67.85	22/09/2010
MBL0314	680	$63.34	22/09/2010
MBL0315	5,000	$44.94	08/12/2009
MBL0316	20,820	$63.34	10/10/2010
MBL0317	78,500	$70.56	10/10/2010
MBL0318	52,000	$64.16	24/10/2010
MBL0319	73,000	$66.92	08/11/2010
MBL0320	65,500	$70.60	22/11/2010
MBL0321	73,500	$68.24	08/12/2010
MBL0322	29,000	$68.36	22/12/2010
MBL0323	32,500	$67.85	09/01/2011
MBL0324	65,000	$70.47	23/01/2011
MBL0325	119,000	$63.09	08/02/2011
MBL0326	5,000	$32.26	23/08/2009
MBL0327	36,000	$61.33	22/02/2011
MBL0328	61,000	$60.35	08/03/2011
MBL0329	31,000	$61.91	22/03/2011
MBL0330	91,900	$68.01	10/04/2011
MBL0331	43,000	$68.83	24/04/2011
MBL0332	7,500	$32.75	01/07/2009
	31,306,785		

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Energy Capital 8232 3444 Facsimile 8232 3590
Futures 8232 7580 Facsimile 8232 4412
Debt Markets 8232 8569 Facsimile 8232 8341
Agricultural Commodities 8232 7672 Facsimile 8232 3633

ASX/Media Release

MACQUARIE BANK

UPDATE ON PATRICK CORPORATION PROPOSAL

09 May 2006 – Macquarie Bank refers to its two previous announcements and advises that as a result of a key consortium member withdrawing its commitment overnight to the consortium being arranged by Macquarie Bank, the Bank is no longer proceeding with its proposed scheme of arrangement in relation to Patrick Corporation.

For further information, please contact:

Erica Sibree, Investor Relations
Macquarie Bank
Tel: +612 8232 5008

Matthew Russell, Public Relations
Macquarie Bank
Tel: +612 8232 4102

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3600 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

8 May 2006

Company Announcements Office
Australian Stock Exchange Limited

MACQUARIE
BANK

Dear Sir/Madam,

Macquarie Life Limited, Macquarie Newton Specialist Funds Management Limited and Macquarie Portfolio Management Limited, wholly owned subsidiaries of Macquarie Bank Limited ("Macquarie"), have been granted exemption from compliance with section 259C of the Corporations Act allowing them to invest in Macquarie shares.

The exemptions were granted by the Australian Securities and Investments Commission and are subject to certain conditions. One of these conditions is that Macquarie discloses the information below to Australian Stock Exchange Limited on a fortnightly basis.

The aggregated percentage of Macquarie voting shares:

(a) in respect of which Macquarie Life Limited, Macquarie Newton Specialist Funds Management Limited and Macquarie Portfolio Management Limited have the power to control voting or disposal; and

(b) underlying derivatives held by Macquarie Life Limited, Macquarie Newton Specialist Funds Management Limited and Macquarie Portfolio Management Limited,

as at 5 May 2006, was 0.057%.

Yours faithfully

Dennis Leong
Company Secretary

Macquarie Bank Limited
ABN 46 008 583 542

Securities and Exchange Commission by
Macquarie Bank Limited.

File Number: 82-34740

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Energy Capital 8232 3444 Facsimile 8232 3590
Futures 8232 7580 Facsimile 8232 4412
Debt Markets 8232 8569 Facsimile 8232 8341
Agricultural Commodities 8232 7672 Facsimile 8232 3633

Media Release

MACQUARIE
BANK

PROPOSED MBL CONSORTIUM AT SIGNIFICANT PREMIUM TO TOLL'S OFFER FOR PATRICK CORPORATION

7 May 2006– Macquarie Bank Limited ("Macquarie") notes the announcement and presentation made by Toll and its advisers today.

The announcement and presentation contain a number of material misstatements and errors. Patrick Corporation investors are encouraged to pay it no attention. If Macquarie puts its proposal to Patrick Corporation investors the correct terms of the proposal will then be available.

Macquarie notes that its announcement to the ASX on Friday still stands and Macquarie reiterates that the proposal it is seeking to put to Patrick Corporation investors is at a premium to the Toll offer that is valued at $8.24 per share based on Friday's closing share price.

For further information, please contact:

Erica Sibree, Investor Relations — Tel: +612 8232 5008
Macquarie Bank

Matthew Russell, Public Relations — Tel: +612 8232 4102
Macquarie Bank

ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Energy Capital 8232 3444 Facsimile 8232 3590
Futures 8232 7580 Facsimile 8232 4412
Debt Markets 8232 8569 Facsimile 8232 8341
Agricultural Commodities 8232 7672 Facsimile 8232 3633

Macquarie Bank Limited.

File Number: 82-34740

MACQUARIE
BANK

ASX Release

MACQUARIE TO ESTABLISH A CONSORTIUM TO BID FOR PATRICK CORPORATION LIMITED

05 May 2006 – Macquarie Bank Limited (Macquarie) confirms that it is establishing a consortium of investors and lenders with a view to that consortium making an all cash offer pursuant to a scheme of arrangement for 100% of Patrick Corporation Limited (Patrick) at a premium to the current bid by Toll Holdings Limited.

At this stage, final commitments from all parties to the potential transaction have not been received. Any offer by the consortium will be contingent upon receiving these commitments, as well as a recommendation from the board of Patrick. As a result, there is no certainty that any such offer will proceed.

Macquarie intends to participate in the consortium. If the transaction was to proceed, at the time of completion, the impact on Macquarie's Tier 1 capital ratio would approximately 0.6%.